Ms. Stephanie L. Sullivan

Senior Technical and Policy Advisor

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Date	Contact	Telephone
1 September 2017	Norman Tambach	+31 (0)20 576 61 60

Subject		Page
ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 and Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-14642)		1 of 6

Dear Ms. Sullivan,

We are writing on behalf of ING Groep N.V. (“ING” or the “Company”) in response to the comments contained in the August 1, 2017 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Koos Timmermans, Chief Financial Officer of the Company, relating to our Form 20-F for the fiscal year ended December 31, 2016 filed on March 16, 2017 and subsequent Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2016 filed on March 20, 2017 (together, the “2016 Form 20-F”).

We appreciate the Staff’s careful review of our 2016 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. In our response, we explain how we intend to change or supplement the disclosure in our future filings, including the Form 20-F for the fiscal year ending December 31, 2017 (the “2017 Form 20-F”). For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

Please do not hesitate to call me at (011) 31 20 576-6160 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Norman Tambach

Norman Tambach

Group Controller

cc:	Yolanda Trotter (Securities and Exchange Commission)
Koos Timmermans (CFO ING Groep N.V.)
William D. Torchiana, Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)
Marc Hogeboom (KPMG Accountants N.V.)

Appendix

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 15 – Controls and Procedures, page 138

1.	Please tell us where you conclude on the effectiveness of the company’s disclosure control and procedures pursuant to Item 15 of the Form 20-F. To the extent such disclosure has been omitted, please explain to us how this omission impacts your conclusion on the effectiveness of the company’s disclosure control and procedures and internal control over financial reporting for the year ended December 31, 2016.

R :

The Company’s management under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), had performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as well as the internal control over financial reporting and, based on that evaluation, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2016, the end of the period covered by the 2016 Form 20-F. Statements to that effect are provided in the CEO and CFO certifications appearing as Exhibits 12.1 and 12.2 of the Form 20-F.

Based on the Staff’s comments, the Company has reviewed the drafting and filing history for the 2016 Form 20-F and has determined that the language in Item 15 on this point, which was included in the draft 2016 Form 20-F prior to filing, was inadvertently dropped as part of the typesetting process prior to the final submission of the 2016 Form 20-F. The Company believes the aforementioned does not impact the conclusions expressed in the Exhibits noted above, and will add language in its 2017 Form 20-F with respect to its conclusion on the effectiveness of the Company’s disclosure controls and procedures with respect to both 2016 and 2017.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016

2.2.1 Risk Management, page F-141

Credit Risk, page F-155

Forbearance, page F-181

2.	We note your disclosure on page 157 that troubled debt restructurings (TDRs) are loans that have been restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, you have granted a concession to the borrower you would not have otherwise granted. Your disclosure indicates that you have EUR 602 million, EUR 462 million and EUR 416 million of TDRs outstanding as of December 31, 2016, 2015, and 2014, respectively. However, we also note page F-181 where you describe that a forbearance occurs when a client is considered to be unable to meet its financial commitments under the contract due to financial difficulties and you decide to grant concessions to the client. Your disclosure indicates that you have EUR 14,860 million and EUR 10,637 million of forborne assets as of December 31, 2016 and 2015, respectively. In an effort to provide more clarity and to differentiate forbearance loans from TDRs, please provide to us and, to extent material, revise your accounting policies, to disclose the following:

a)	Differentiate a forbearance loan from a TDR. In this regard, explain in greater detail how you determine if a modification is a TDR versus a forbearance loan in light of the similar descriptions for each.

b)	Describe the factors leading to the removal of the TDR designation for these loans during the applicable periods and quantify for us how many loans have been removed from the TDR designation during the periods presented.

c)	We note your disclosure on page F-181 that forborne loans will be reported as forborne for a minimum of two years. Please describe all of the factors that are considered before removing the loan from the forborne loan population, and quantify the amount of loans that have been removed from forborne status during the years presented.

d)	Explain how modifications to loans (whether through forbearance or TDRs) within each of your loan segments are factored into the determination of the allowance for credit losses.

a)	Differentiate a forbearance loan from a TDR. In this regard, explain in greater detail how you determine if a modification is a TDR versus a forbearance loan in light of the similar descriptions for each.

R:

As explained further below TDRs are a subset of forborne loans (as defined in the European Implementing Technical Standards) due to the more narrow definition of TDRs.

Forbearance, as disclosed in the Company’s 2016 Form 20-F, in the “Forbearance” paragraph of the Risk Management section on page F-181, is based on the European Implementing Technical Standards on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/20131. In accordance with the Implementing Technical Standards, a loan is classified as forborne by the Company if both of the following two conditions are met:

1.	The borrower is experiencing financial difficulties. Indicators for financial difficulties for the purposes of determining forbearance are the following:

•	A debtor faces / is about to face difficulties regarding its financial obligations, disregarding any guarantees or collateral;

•	The debtor is more than 30 days past due on any of its material exposures currently, or this has occurred in the past 3 months or is expected in the foreseeable future;

•	The debtor’s outstanding securities have been/in the process/under threat of being delisted from an exchange due to non-compliance with listing requirements or for financial reasons;

2.	A concession has been granted towards the borrower. Concessions include both the modification of the previous terms and conditions of a contract or a total / partial refinancing of a contract. Examples of concessions recognized by the Company include among others:

•	Reduction of the principal amount of the debt (including accrued interest);

•	Postponement / rescheduling of payment dates (e.g. tenor extension);

•	Debt consolidations (e.g. consolidating loans with high interest rates into a single loan with lower interest rate and manageable payments);

•	Suspension of payments when deferral of foreclosures has been granted;

•	Total/ partial write-offs;

•	Modification with repayment made by taking possession of collateral by debtor;

•	A standstill agreement on loan principal/ interest payment;

•	ING approves the use of embedded forbearance clauses for a non-performing clients;

•	Waiver/ lack of enforcement action/modification of breached key financial covenants;

TDR as reported by ING in its 2016 Form 20-F is given for the purpose of complying with ‘Industry Guide 3’. While ING reports under IFRS, for this purpose of this disclosure TDR is based on the definition as provided in FASB codification (ASC) 310-40 “Troubled Debt Restructurings by Creditors”. A loan is classified as TDR according to the Company’s policy if the following conditions are met:

1.	The loan is impaired, either based on past due or unlikely to pay trigger.

2.	The Company will or is likely to incur a loss by means of the concessions agreed with the client that we would not have otherwise granted. At least one of the following conditions are met:

•	The Company accepting payment in kind;

•	Debt to equity conversion;

•	Reduction of the principal amount of the debt (including accrued interest);

•	Reduction of the stated interest rate; or

•	Extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risks.

In summary, TDR is a subset of impaired forborne loans. The majority of the forborne loans are not TDR for the following reasons:

[1]	See Commission Implementing Regulation (EU) No 2015/227 of 9 January 2015 amending Implementing Regulation (EU) No 680/2014 laying down implementing technical standards with regard to supervisory reporting of institutions according to Regulation (EU) No 575/2013 (CRR) of the European Parliament and of the Council (OJ L 48, 20.2.2015, p. 1).

1)	Total forborne loans of EUR 14,880 million are broken down into performing (EUR 7,922 million) and non-performing (EUR 6,958 million) as disclosed on page F-181 of the 2016 20-F. According the Company’s policy, TDR is only recognized if a loan is impaired and therefore applicable only to non-performing loans. Forbearance is applicable to both performing and non-performing loans, which is possible as for forbearance 30 days past due is a firm indicator of financial difficulty of the borrower, versus for non-performing loans a 90 days past due or unlikely-to-pay trigger.

2)	In Retail Banking, which includes EUR 3,159 million non-performing forborne loans, forbearance measures generally do not result in a significant delay of payment and as a result the amount of TDR in this segment is immaterial (in line with example ASC 310-40-55-21 through 23).

3)	At Wholesale Banking the difference between non-performing forborne loans (EUR 3,799 million) and the reported TDR figures of EUR 602 million is largely explained by:

a.	different criteria for concessions granted in Wholesale Banking business, of which modification of financial covenants is an example.

b.	loans classified as forborne continue to hold this classification for a longer period than that of a TDR due to regulatory probation periods. A loan should remain classified as forborne for a minimum of two years, plus a probation period observed (of 1 year) for forborne loans to move from non-performing back to performing.

Given the different definition of forbearance in the European Implementing Technical Standards and TDRs in the US accounting standards, the Company recognises that the explanation of the concepts could be enhanced in the disclosures to more clearly distinguish the TDR versus forborne exposures. The Company intends to do this in the 2017 Form 20-F, by including the following text:

“The definition of Troubled Debt Restructurings (TDR) is different from forborne assets as disclosed in the Risk Management paragraph. The latter is based on the European Implementing Technical Standards on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013 and not the FASB codification (ASC) 310-40 “Troubled Debt Restructurings by Creditors”. TDR is a subset of forbearance, as the FASB codification includes more narrow criteria regarding concessions granted and financial difficulty, while the European legislation includes mandatory probation periods.”

b) Describe the factors leading to the removal of the TDR designation for these loans during the applicable periods and quantify for us how many loans have been removed from the TDR designation during the periods presented.

R:

The Company applies the following exit criteria to remove the TDR designation:

•	The loan becomes performing under their modified terms;

•	The loan is being liquidated and written off;

•	The loan is repaid or sold and removed from the balance sheet.

The table below shows the amount of loans that were removed from TDR designation since 2012.

(In EURmln)	2016	2015	2014	2013
Amount of loans removed from TDR designation	279	224	1,198	636

c) We note your disclosure on page F-181 that forborne loans will be reported as forborne for a minimum of two years. Please describe all of the factors that are considered before removing the loan from the forborne loan population, and quantify the amount of loans that have been removed from forborne status during the years presented.

R:

Removing loans from the forborne loan population is done in the following two steps.

If non-performing, a forborne loan must first become performing by meeting the following criteria:

1)	A minimum probation period of 1 year has passed from the date of the forbearance measure;

2)	No amounts are past due for more than 90 days;

3)	Unlikely-to-pay triggers no longer exist.;

Once loans are classified as performing, the following exit criteria are applicable in order to fully exit the forborne status:

1)	A minimum 2 years’ probation period has passed from the latest of (i) the date of the forbearance measure or (ii) the date the forborne exposure was considered performing.

2)	Regular payments of significant aggregate amount of principal or interest have been made during at least half of the probation period;

3)	No other exposure to the debtor is more than 30 days past-due at the end of the probation period.

The amount of loans that have been removed from forborne status was EUR 2.8 billion and EUR 3.5 billion in 2016 and 2015 respectively. As the European legislation only came into force towards the end of 2014, the Company only reported the first removals from the forborne status in 2015.

d) Explain how modifications to loans (whether through forbearance or TDRs) within each of your loan segments are factored into the determination of the allowance for credit losses.

R:

The loan loss provisioning methodology of the Company is based on the International Accounting Standard 39 Financial Instruments: Recognition and Measurement (IAS 39). Under this standard, allowances for credit losses can only be recognized for incurred losses.

ING uses two different methods to calculate loan loss provisions for financial assets:

1)	Individual methodology: the loan loss provision is calculated by using the discounted expected future cash flow methodology (provision for Individual Significant Financial Assets; ISFA).

2)	Collective methodology: a collective loan loss provision (provisions for Individual Not Significant Financial Assets (INSFA) and Incurred But Not Reported (IBNR)) is calculated based on credit risk models (PD, EAD and LGD components) meeting IFRS requirements.

Modifications to loans due to forbearance measures are linked to ING’s loan loss provision methodology in the default assessment stage and in the measurement of the provision stage. Although not the primary metric used by management, TDR is a subset of non-performing forbearance and consequently will always have a default status and a related loan loss provision.

Default assessment

Many forbearance measures are taken in cooperation with clients to ensure they can reorganise while still remaining performing. If the client remains performing, no loss has incurred and the loan is not considered impaired.

All performing forborne loans are included in the IBNR provision and forbearance measures generally result in higher internal risk ratings and therefore higher PDs and increased provision levels. In case of a default, and therefore depending on the concession granted resulting in a TDR status, an ISFA or INSFA (depending on the size of the file) provision will be calculated and recorded.

Measurement of the provision

Any measures and / or concessions which trigger forbearance, or a TDR (as a subset), status of the assets impact the calculated loan loss provision. The modification of a loan for a client in financial difficulties that leads to forbearance, or a TDR (as a subset), status may reduce the estimated future cash flows for these assets. This could lower the expected recoverable amount resulting in a higher loan loss provision.